Mr. Brad Skinner Senior Assistant Chief Accountant Office of Natural Resources Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4628 United States of America	Royal Dutch Shell plc Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands Tel +31 70 377 3120 Email Martin.J.tenBrink@shell.com Internet http://www.shell.com

September 19, 2016

RE: Royal Dutch Shell plc

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed March 10, 2016

File No. 001-32575

SEC letter August 16, 2016

CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 FOR ALL

BRACKET [ ] INFORMATION BY ROYAL DUTCH SHELL plc

Dear Mr. Skinner,

As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to your letter of August 16, 2016, to Ben van Beurden regarding the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2015. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2015, filed March 10, 2016 (Commission File Number 1-32575). Please see below our numbered responses to your comments.

Form 20-F for the Fiscal Year ended December 31, 2015

Market Overview, page 16

Crude Oil and Natural Gas Price Assumptions, page 17

1.	Disclosure under Note 8 to your financial statements indicates that you revised your long-term oil and gas price outlook in 2015, resulting in impairment charges. This disclosure also indicates that further downward revisions would lead to further impairments which are likely to be material. In view of these disclosures, expand the discussion here or elsewhere in your filing to provide a more detailed discussion of the trends in your long-term oil and gas price outlook and to describe the reasonably possible material impact of further downward revisions. In this regard, note that quantitative disclosure regarding the effects of known material trends and uncertainties should be considered, and may be required to the extent material if quantitative information is reasonably available. See Item 5.D of Form 20-F and section III.B.3 of SEC Release No. 34-48960.

Our 2015 disclosure that “[f]urther future downward revision to Shell’s oil and gas price outlook by 10% or more would lead to further impairments, which in aggregate, are likely to be material.” was designed to provide investors with additional information, assuming no changes to the costs of

Registered in England and Wales number 4366849

Registered office: Shell Centre London SE1 7NA

Registered with the Dutch Trade Register under number 34179503

Mr. Skinner

Securities and Exchange Commission

September 19, 2016

Confidential Treatment Requested Under Rule 83 for all bracket information by Royal Dutch Shell plc operating our assets, and not to provide a legal conclusion. In fact, we did not believe that significant future downward revisions to our long-term pricing outlook was likely, given that prices by March 2016 had stabilized. Accordingly, we do not believe additional disclosure was required. Also, as a result of the low oil and gas price environment Shell has seen significant cost reductions, including lower capital costs and changes in foreign exchange rates which impact asset valuations.

Financial Statements and Supplements, page 106

Note 8 Property, Plant and Equipment, page 130

2.	Regarding the revisions to your long-term oil and gas price outlook in 2015, address the following in reasonable detail:

•	Describe your long-term oil and gas price outlook before and after the revision;

CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 FOR ALL

BRACKET [ ] INFORMATION BY ROYAL DUTCH SHELL plc

We use low/medium/high estimates for our long-term (i.e, 2019+) outlook for oil and gas prices. In the fourth quarter of 2014 our long-term price outlook in real-terms1 was as follows:

Brent ($/barrel)	[	]
West Texas Intermediate ($/barrel)	[	]
Henry Hub ($/million British thermal units (mmbtu)	[	]

In the fourth quarter of 2015 our long-term outlook for oil and gas prices was revised as follows (2019+ in real-terms):

Brent ($/barrel)	[	]
West Texas Intermediate ( $/barrel)	[	]
Henry Hub ($/mmbtu)	[	]

•	Explain how the oil and gas prices in your long-term outlook, both before and after the revision, were determined;

Each year, long-term price outlooks are developed on the basis of detailed analysis of global demand and supply.

For demand, we update our view on the future energy demand of most of countries in the world, taking into account economic parameters (e.g. economic structure, GDP outlook, energy prices, efficiency improvements, substitution potential) and socio-political parameters (e.g. population growth, policy intent, technical and societal trends).

For supply, we update our view of the global resource base. This includes in-place volumes in all basins across the world, expectations of volumes still to be discovered, as well as the pace at which

[1]	We applied a 2% inflation rate to our 2014 and 2015 long-term outlook, impairment price line and project screening values.

Mr. Skinner

Securities and Exchange Commission

September 19, 2016

Confidential Treatment Requested Under Rule 83 for all bracket information by Royal Dutch Shell plc these volumes might mature from discovery to production, and cost levels. Additional factors determining the expected future production from this resource base include price expectations and geopolitical developments describing the ability and willingness of oil and gas resource holders to produce (e.g. OPEC policy).

The price outlook at a given year in the future is set such that supply and demand balance at the full cycle marginal costs.

The outcomes of these analyses are internally challenged for consistency and robustness in a set of meetings by senior energy analysts in our businesses. The 2015 revisions to our long-term price outlooks were the result of changes in assumptions describing market trends/tensions.

Oil Prices:

Specifically, in the third quarter of 2014, oil prices were just beginning to fall, our long-term Brent oil outlook was set to [            ] $/barrel. On the demand side, this outlook was based on the expectation of continued long-term global demand growth of at least 1.1 million barrels per day and with China being responsible for a substantial part of that growth. On the supply side it was expected that continuation of the recent production growth in US Light Tight Oil was required to globally balance demand growth, expected production declines elsewhere, and rising disruptions in the Middle East. The low Brent oil price of [            ] $/barrel reflected the expectation that OPEC would not allow oil prices to fall below this level and would reduce its production to support prices back up to $100/barrel, which was regarded as a fair price for producers and buyers at the time.

In the third quarter of 2015 the long-term Brent oil price outlook was adjusted downward to [            ] $/barrel driven by a growing global oversupply. Key drivers for this adjustment were weaker global demand growth and risk of a faster cooling of the Chinese economy, continued robust production growth from the US in spite of lower oil prices and global stock build (enabled through cost reduction and production improvements), other non-OPEC production remaining high through structural cost deflation, and OPEC unexpectedly but effectively changing strategy from defending oil prices to defending market share.

Gas prices:

In the third quarter of 2014 our Henry Hub gas price outlook was [            ] $/mmtbu, and based on the expectation of growing demand for US gas in the form of LNG exports to Europe and Latin America (raised by 5 billion cubic feet per day from the previous year) as final investment decisions were taken on new US LNG projects in August 2014 and more were expected to be taken in November 2014. Drilling and completion costs were assumed to stabilize and productivity gains would diminish over the long-term. Producers were expected to move to higher cost dry gas resources to meet growing demand from domestic and global markets.

In the third quarter of 2015 our Henry Hub gas price outlook was adjusted downward to [            ] $/mmbtu. The trend of improving productivity at the same time as reducing cost continued, resulting in substantial reductions in wellhead breakeven costs. Furthermore, proved and technically recoverable resource estimates were increased by at least 10%. As a consequence more and cheaper gas supply was assumed to be produced in the long run.

Mr. Skinner

Securities and Exchange Commission

September 19, 2016

Confidential Treatment Requested Under Rule 83 for all bracket information by Royal Dutch Shell plc

•	Tell us the specific annual oil and gas prices used in the cash flow projections underlying your impairment testing, and explain how these annual prices reflect your long-term price outlook;

Generally, we test for impairments in the third quarter. In 2014 our long-term impairment prices used for cash flow projections (2019+ in real-terms) were as follows:

Brent ($/barrel)	[	]
West Texas Intermediate ( $/barrel)	[	]
Henry Hub ($/mmbtu)	[	]

In 2015 our long-term impairment prices used for cash flow projections (2019+ in real-terms) were revised as follows:

Brent ($/barrel)	[	]
West Texas Intermediate ( $/barrel)	[	]
Henry Hub ($/mmbtu)	[	]

Our work in determining our long-term price outlook forms the basis for our impairment price line. Our impairment price line, however, also is reviewed by our auditors and compared further with market outlooks from major market participants, such as Credit Suisse, Deutsche Bank, JP Morgan, UBS and others to ensure our view is generally consistent with market expectations.

Explain how the oil and gas prices in your long-term outlook compare to the prices used to evaluate project decisions, including those related to the adoption of development plans related to proved undeveloped reserves.

In addition to our long-term outlook for oil and gas prices, we also use project screening values (PSVs) when evaluating certain projects and opportunities. Our PSVs in 2014 and 2015 were as follows:

Brent ($/barrel)	[	]
West Texas Intermediate ($/barrel)	[	]
Henry Hub ($/mmbtu)	[	]

In 2015, given that our 2014 screening values were within our revised 2015 outlook of long-term prices we did not feel it necessary to revise our 2014 project screening values. Moreover, it is important to note that in 2015 there were no major project investment decisions taken, as the company was focused primarily on the acquisition of BG Group plc. Generally, Shell evaluates potential development plans based on the Society of Petroleum Engineers (SPE) 2p reserves and 2c resources definitions. In determining SPE 2p reserves and 2c resources, we apply our medium PSV values. However, it is important to note that development plans usually require our partner’s consent and government approvals, so additional consideration can also affect specific development plans. With regard to our proved undeveloped reserves, we applied the 12-month average prices as required by Securities and Exchange Commission’s rules governing proved reserves.

Mr. Skinner

Securities and Exchange Commission

September 19, 2016

Confidential Treatment Requested Under Rule 83 for all bracket information by Royal Dutch Shell plc

We confirm to the staff that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it is the staff’s position that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions please contact me at +31 70 377 3120 or Joseph Babits at +1 864 905 6276.

Sincerely,

/s/ Martin J. ten Brink

Martin J. ten Brink

Executive Vice President Controller

Cc:	Joseph Klinko

Division of Corporation Finance

Securities and Exchange Commission